SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Cintas Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

172908 10 5
(CUSIP Number)

Mark A. Weiss, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172908 10 5	Page 2 of 6 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott D. Farmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,348,778 – see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,348,778 - see item 5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,348,778 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 172908 10 5	Page 3 of 6 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summer Hill Partners, LLLP - 27-0228576
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,000,000 – see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,000,000 - see item 5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON* IN

Item 1.                      Security and Issuer.

This Schedule 13D relates to Common Stock, no par value per share, of Cintas Corporation (“Cintas”), a Washington corporation (“Cintas Stock”).  The address of Cintas Corporation is 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737.

Item 2.                      Identity and Background.

Scott D. Farmer

(a)           Scott D. Farmer (“Mr. Farmer”) is the son of Richard T. Farmer, the founder and Chairman of the Board of Cintas.  See Item 3 below.

(b)           Mr. Farmer’s business address is 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737.

(c)           Mr. Farmer’s principal occupation is Chief Executive Officer of Cintas.  See Item 1.

(d)           During the last five years, Mr. Farmer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Farmer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, Mr. Farmer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           United States of America.

Summer Hill Partners, LLLP

Summer Hill Partners, LLLP, a Delaware limited liability limited partnership.  Summer Hill Partners, LLLP’s business address is c/o Scott D. Farmer, 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737.  Mr. Farmer is sole investment trustee of the family trust which is the owner of the general partner of Summer Hill Partners, LLLP.  See Item 6.

During the last five years, Summer Hill Partners, LLLP has neither: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, Summer Hill Partners, LLLP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 7 Pages

Item 3.                      Source and Amount of Funds or Other Consideration.

For each of the entities referred to below, the holdings of Cintas Stock are a result of contributions previously made by Richard T. Farmer.  Shares owned directly by Mr. Farmer were acquired through stock incentive plans maintained by Cintas and previously received family shares.

       Item 4.                      Purpose of Transaction.

Mr. Farmer’s and Summer Hill Partners, LLLP’s holdings of Cintas Stock consist of part of the holdings of the family of Richard T. Farmer.  Mr. Farmer is the son of Richard T. Farmer.

None of Mr. Farmer nor any of the entities for which he serves as trustee, manager, general partner or in some other capacity (including Summer Hill Partners, LLLP) have any plans to acquire any additional Cintas Stock  (except for acquisitions by Mr. Farmer through stock incentive plans maintained by Cintas), but it is expected that from time to time, these entities and/or Mr. Farmer may sell Cintas Stock, depending upon the needs of the entities (and their equity holders), the trading price for the Cintas Stock, the outlook for Cintas’ performance and general economic conditions.  These entities may transfer shares of Cintas Stock to one another, or these entities and Mr. Farmer may transfer shares of Cintas Stock to one another.  Mr. Farmer intends to review the investments in Cintas on a continuing basis and retains the right to change the investment intent individually or in his capacity as trustee or otherwise of the various entities and acquire additional Cintas Stock from time to time or sell or otherwise dispose of all or a part of the Cintas Stock beneficially owned by him individually or in his capacity as trustee or otherwise over various entities.

Other than as set forth above, neither Mr. Farmer nor Summer Hills Partners, LLLP have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

    Item 5.                      Interest in Securities of Issuer.

(a)            See Items 11 and 13 on pages 2 and 3 of this Schedule 13D.

(b)            See Items 7, 9 and 11 on pages 2 and 3 of this Schedule 13D.

(c)           No transactions in Cintas Stock were effected during the past 60 days except with respect to the formation and capitalization (through the contribution of 14,000,000 shares by Richard T. Farmer) of Summer Hill Partners, LLLP, effective June 1, 2009.

The shares of Cintas Stock beneficially owned by Mr. Farmer as set forth on page 2 of this Schedule 13D include 541,229 shares held directly by Mr. Farmer and his spouse; 807,549 shares held indirectly by Mr. Farmer through trusts for the benefit of Mr. Farmer and members of his immediate family over which Mr. Farmer serves as trustee; and 14,000,000 shares held by Summer Hill Partners, LLLP (see Item 6).  The 14,000,000 shares held by Summer Hill Partners, LLLP are also reported on page 3.  While Mr. Farmer may be deemed to have or share voting or dispositive power with respect to shares owned by Summer Hill Partners, LLLP, he disclaims beneficial ownership of such shares of Cintas Stock except to the extent of his pecuniary interest in such shares.

Page 5 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Mr. Farmer is the sole investment trustee of a family trust which is owner of Summer Hill Management Company, LLC, (“SHMC”), a Delaware limited liability company.  SHMC is the General Partner of Summer Hill Partners, LLLP, a Delaware limited liability limited partnership which began doing business on June 1, 2009 and invests its holdings of Cintas Stock and other investments.  As owner of SHMC, this trust holds 100% of the voting and dispositive power relating to any Cintas Stock held by Summer Hill Partners, LLLP.  As sole investment trustee, Mr. Farmer has 100% of the voting and dispositive control of the Cintas stock owned by Summer Hill Partners, LLLP.  In addition, certain actions of the members of Summer Hill Partners, LLLP with respect to Cintas Stock and/or their membership interests in Summer Hill Partners, LLLP are governed by the Agreement Of Limited Liability Limited Partnership of Summer Hill Partners, LLLP.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between Mr. Farmer and/or Summer Hill Partners, LLLP and any other person with respect to Cintas Stock.

    Item 7.                      Material to be filed as Exhibits.

10.1	Agreement Of Limited Liability Limited Partnership of Summer Hill Partners, LLLP.

[Remainder of page intentionally left blank; signature page follows]

Page 6 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: June 11, 2009

/s/ Scott D. Farmer Name: SCOTT D. FARMER SUMMER HILL PARTNERS, LLLP By: /s/ Scott D. Farmer Scott D. Farmer, on behalf of the General Partner

Page 7 of  7 Pages